

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

<u>Via E-mail</u>
Brett Gellner
Chief Financial Officer
TransAlta Corporation
110-12th Avenue S.W., Box 1900, Station "M"
Calgary, Alberta, Canada, T2P 2M1

> **Re: TransAlta Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-15214**

Dear Mr. Gellner:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require

                                    Sincerely,

                                    /s/ Andrew Mew

                                    Andrew Mew
                                    Accounting Branch Chief

cc: Maryse C.C. St.-Laurent, Vice-President and Corporate Secretary